March 13, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

    Re:  Indestructible I, Inc.
                    Amendment No. 2 to Registration Statement on Form S-1
                    Filed February 25, 2009
                    File No. 333-154787

Dear Ms. Bell:

We represent Indestructible I, Inc. (the “Company”).  We are in receipt of your letter dated March 9, 2009 regarding the above referenced filing.  The following are our responses.

Our Future Success is Dependent, in Part, on the Performance…., page 2

1.	We note your response to our prior comment 5. Please revise this risk factor to clarify what is meant by “our time” in the fourth sentence.

Answer:	The risk factor has been corrected to replace “our time” to reflect “his time”.

Revenues/Expenditures, page 13

2.
We note you have removed disclosure in response to prior comment 12.  Please revise to disclose the price you plan to sell your bumpers.  Also, disclose how much you believe it will cost you to manufacture each bumper and briefly describe the basis for your estimate.

Answer:
The disclosure has been revised to indicate the planned sale price of the bumpers.  The disclosure has also been revised to disclose the cost of manufacturing each bumper and the basis for this estimate.

Exhibit 5.1

3.	Please file a signed legal opinion with your next amendment.

Answer:	A signed legal opinion has been included with the Company’s filing.

Very truly yours,

ANSLOW & JACLIN, LLP

By:      /s/Gregg E. Jaclin______
GREGG E. JACLIN